Exhibit 99.1

PLASTEC TECHNOLOGIES DECLARES SPECIAL CASH DIVIDEND OF $2.50 PER SHARE AFTER RECEIVING FURTHER PAYMENT UNDER SHARE TRANSFER AGREEMENT WITH SHANGHAI YONGLI

Hong Kong – June 7, 2019 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today announced that its Board of Directors has declared a special cash dividend of $2.50 per ordinary share after receiving a further payment of RMB 137,370,000 (or approximately $19,908,696, at the conversion rate of 6.9 RMB for every $1) under its previously announced Share Transfer Agreement with Shanghai Yongli. The special cash dividend will be payable on or about June 28, 2019 to shareholders of record as of June 21, 2019.

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We are pleased to pay this special dividend, which was generated from the achievement of performance target for the year ended December 31, 2018 under the divestment transaction made with Shanghai Yongli in November 2015. We understand the importance as management to operate as proper stewards of capital, and continue to evaluate potential investment opportunities while also returning additional capital to our loyal shareholders.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

In China

Katherine Yao, Senior Associate

+86 10 6587 6435

kyao@equityny.com